August 13, 2024

Xiaozhong Lin
Chief Executive Officer
MaxsMaking Inc.
Room 903, Building 2, Kangjian Business Plaza
No. 1288 Zhennan Road
Putuo District, Shanghai, China, 200331

       Re: MaxsMaking Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted July 22, 2024
           CIK No. 0002008007
Dear Xiaozhong Lin:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
March 5, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1.     We note your disclosure that    [a]s of the date of this prospectus, we
have completed the
       filing for this offering with the CSRC in compliance with the Trial Measures and the
       CSRC has concluded the filing procedure and published the filing results on the CSRC
       website on July 8, 2024.    If true, please revise to clarify that you
have received all
       requisite permissions and/or approvals from the CSRC.
 August 13, 2024
Page 2
Capitalization, page 60

2. In addition to your short-term debt, revise your debt presentation to also include your long-term debt. Please note, total capitalization should be the sum of shareholders' equity and debt, ensure your computations are correct.
Financial Statements, page F-1

3. Please update the financial statements and related disclosures included in the registration statement in accordance with Item 8.A.5 of Form 20-F to include at least the six month period ended April 30, 2024.

       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing